                   750 Lexington Avenue                      Tel 800.979.3282                               www.uswirelessdata.com
                  New York, NY 10022-1200                  Fax 212.750.7836

Dean M. Leavitt Chairman & CEO

November 2, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     Registration No. 333-81897
          Application for Withdrawal of Registration Statement

Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended, U.S. Wireless Data, Inc. (the “Registrant”) hereby requests withdrawal of the above-referenced Registration Statement. The grounds upon which this application is made are that the Registrant has determined not to proceed with registration of the securities included in the registration statement at this time and that such withdrawal is consistent with the public interest and protection of investors. The Registrant hereby confirms that it has not issued or sold any securities under the Registration Statement.

                                                                                                            U.S. WIRELESS DATA, INC.

                                                                                                            By: /s/ Dean M. Leavitt
                                                                                                            Dean M. Leavitt
                                                                                                            Chairman & CEO